EXHIBIT (99-1)

Summary of Directors and Officers Insurance Program

The Procter & Gamble Company purchases Directors and Officers Liability insurance from various insurance carriers.  The policy limits for the period from June 30, 2014 to June 30, 2015 were $250 million.